ACTINVER SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 5,125,965
Commissions receivable	707,846
Receivable from related parties	311,595
Deposits held by clearing brokers, restricted	100,000
Security deposits	6,165
Other	269,081
TOTAL CURRENT ASSETS	6,520,652
Property and equipment, net	267,896
TOTAL ASSETS	$ 6,788,548

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued liabilities	$ 413,721
Revenue sharing payable	13,640
Revenue sharing payable, related party	159,758
Commissions payable	222,424
Income tax payable	158,967
TOTAL CURRENT LIABILITIES	968,510
LONG TERM LIABILITIES	
Accrued rent	91,942
Deferred tax liability	33,538
TOTAL LONG TERM LIABILITIES	125,480
STOCKHOLDER'S EQUITY	
Common stock, 100 shares authorized, issued, outstanding, $0.01 par value	1
Additional paid-in capital	1,567,799
Retained earnings	4,126,758
TOTAL STOCKHOLDER'S EQUITY	5,694,558
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 6,788,548

The accompanying notes are an integral part of this financial statement.